United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 20, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

20 September 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
13 September 2019	1,762	56.4	55.73	55.930585	BATS Global Markets (“BATS”)
13 September 2019	1,300	56.16	55.89	55.983077	Boston Stock Exchange (“BSE”)
13 September 2019	800	56.16	55.8	55.952500	BATS Global Markets Secondary Exchange (“BYX”)
13 September 2019	1,300	56.4	55.84	56.039231	CFX Alternative Trading (“CFX”)
13 September 2019	3,422	56.46	55.68	56.029380	IEX (“IEXG”)
13 September 2019	106,066	56.61	55.68	56.053581	NASDAQ (“NASDAQ”)
13 September 2019	100	55.92	55.92	55.920000	NYSE - National Exchange (“NSX”)
13 September 2019	5,365	56.43	55.72	55.980157	New York Stock Exchange (“NYSE”)
13 September 2019	5,203	56.24	55.74	55.934334	OTC Markets (“OTC”)
13 September 2019	90	55.83	55.83	55.830000	Nasdaq PHX (“PHLX”)
13 September 2019	204	56.16	55.73	55.808333	NYSE Arca (“PSE”)
13 September 2019	590	56.16	55.73	56.050542	CBOE EDGA Equity Exchange (“XDEA”)

13 September 2019	798	56.4	55.68	55.956642	CBOE EDGX Equity Exchange (“XDEX”)
16 September 2019	3,443	55.67	55.115	55.345128	BATS
16 September 2019	1,710	55.62	55.12	55.464444	BSE
16 September 2019	967	55.645	55.12	55.373599	BYX
16 September 2019	1,600	55.68	55.37	55.440000	CFX
16 September 2019	1,760	55.58	55.11	55.295199	IEXG
16 September 2019	129,995	55.61	55.1	55.362996	NASDAQ
16 September 2019	11,424	55.69	55.12	55.434075	NYSE
16 September 2019	8,999	55.68	55.105	55.352709	OTC
16 September 2019	1,081	55.55	55.12	55.286772	PSE
16 September 2019	719	55.47	55.13	55.382100	XDEA
16 September 2019	302	55.55	55.42	55.479768	XDEX
17 September 2019	2,921	55.87	55.53	55.682164	BATS
17 September 2019	3,193	55.74	55.38	55.638234	BSE
17 September 2019	601	55.7	55.38	55.578536	BYX
17 September 2019	4,274	55.84	55.4	55.750173	CFX
17 September 2019	217	55.87	55.54	55.604286	IEXG
17 September 2019	8,188	55.92	55.06	55.607035	NASDAQ
17 September 2019	200	55.59	55.57	55.580000	NSX
17 September 2019	95,708	55.95	55.1	55.679700	NYSE
17 September 2019	7,464	55.85	55.1	55.555161	OTC
17 September 2019	132	55.7	55.7	55.700000	PHLX
17 September 2019	502	55.74	55.57	55.595598	PSE
17 September 2019	600	55.75	55.57	55.668117	XDEA
17 September 2019	1,000	55.87	55.1	55.553000	XDEX
18 September 2019	1,643	55.77	55.46	55.605922	BATS
18 September 2019	1,500	55.78	55.46	55.559333	BSE
18 September 2019	602	55.71	55.47	55.595083	BYX
18 September 2019	2,800	55.71	55.29	55.543929	CFX
18 September 2019	610	55.8	55.47	55.663443	IEXG
18 September 2019	2,512	55.78	55.23	55.533511	NASDAQ
18 September 2019	300	55.71	55.47	55.606667	NSX
18 September 2019	99,433	55.82	55.12	55.566774	NYSE
18 September 2019	4,000	55.77	55.2	55.523000	OTC
18 September 2019	400	55.71	55.46	55.570000	PSE
18 September 2019	500	55.71	55.46	55.548000	XDEA
18 September 2019	700	55.64	55.46	55.488571	XDEX
19 September 2019	1,802	56.61	56.17	56.289428	BATS
19 September 2019	762	56.62	56.16	56.477822	BSE
19 September 2019	204	56.49	56.24	56.485098	BYX
19 September 2019	1,500	56.62	56	56.361000	CFX
19 September 2019	85,038	56.62	56.16	56.468045	NASDAQ
19 September 2019	4,627	56.61	56.17	56.272239	NYSE
19 September 2019	5,148	56.62	55.86	56.270066	OTC
19 September 2019	34	56.21	56.21	56.210000	PHLX
19 September 2019	783	56.49	56	56.201201	PSE
19 September 2019	100	56.56	56.56	56.560000	XDEA
19 September 2019	2	56.18	56.17	56.175000	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	13, 16, 17, 18 and 19 September 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/7041/190920_Weekly_Buyback_Programme_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 20, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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